Exhibit 99.1

Daqo New Energy Announces Phase 3A Polysilicon Manufacturing Expansion Project to Increase Production Capacity to 18,000 Metric Tons

CHONGQING, China — August 4, 2015 — Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading manufacturer of high-purity polysilicon for the solar PV industry, today announced that the Company's board of directors has approved its Phase 3A expansion project, which is expected to increase the polysilicon production capacity at the Company's Xinjiang manufacturing site from the current level of 12,150 metric tons (MT) to 18,000 MT. The Company currently expects capital expenditures for the expansion project to be approximately RMB620 million, having benefitted from the Company's ability to reutilize all possible idle polysilicon manufacturing equipment and related assets in Chongqing, as well as the existing shared facilities in Xinjiang.

The Company has officially launched the Phase 3A expansion project after the board approval. Initial work related to the project has already begun, including applications for relevant permits and approvals. Construction and equipment installation is expected to be completed by the end of 2016. The Company expects to commence initial production of the Phase 3A project in the first quarter of 2017 and achieve full production capacity by the end of the second quarter of 2017.

"The success of our Phase 2B project, which is expected to bring total production capacity to 12,150 MT at our Xinjiang site, gives us confidence that the company can continue to expand our production capacity and further enhance its advantage in cost structure in polysilicon production," commented Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy. "With our new Hydrochlorination system now fully on-line and operating at better than anticipated levels in terms of production output, quality and efficiency, we believe we can further strengthen our industry-leading cost structure by reducing energy consumption and improving manufacturing efficiencies. By reutilizing our idle production equipment in Chongqing and taking advantage of the exiting shared facilities in Xinjiang, we believe that we will be able to achieve substantial savings in capital expenditures, and reduce it to very competitive levels on a per unit basis, resulting in enhanced return on investment. Moreover, our recently announced loan agreements with domestic Chinese banks afford us the flexibility to fund our expansion plan. Our Phase 3A expansion project is a very important step towards our goal of becoming one of the world's top producers of high-purity polysilicon in terms of cost competitiveness, and will allow us to better serve the demand of the global solar PV industry."

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo primarily manufactures and sells high-purity polysilicon to solar photovoltaic (PV) product manufacturers. It also manufactures and sells high-quality solar wafers. For more information about Daqo, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this announcement, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company's ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company's ability to lower its production costs. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-187-1658-5553

Email: Kevin.he@daqo.com